FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


INTERIM REPORT JANUARY - MARCH 2003

* Biacore's sales fell by 25% in the first quarter of 2003 to SEK 106.5 million (141.3). Excluding the impact of exchange rates, sales fell by 20%. The sales decline is considered to have been caused by the global political and economic uncertainties caused by the war in Iraq, as well as delays in funding to major research organizations, particularly in the United States.
* Biacore's earnings per share fell by 65% to SEK 0.77 (2.17) in the first quarter of 2003 due mainly to lower sales. The Company considered it essential to maintain investments in the new SPR array technology with the first systems based on this technology due to be introduced in 2004.
* In view of the continued strong cash flow, the Board recommends to today's Annual General Meeting that the Company begins to pay dividends to its shareholders. For the financial year 2002, the Board recommends a dividend payment of SEK 3.00 per share.
* Taking into consideration the general market conditions and particularly currency developments, Biacore's sales for the full-year 2003 are now expected to be approximately the same as last year. Earnings per share are forecast to increase by approximately 60% in 2003. Earnings per share will be positively affected by a considerable reduction of the tax rate compared with full-year 2002 and the capitalization of R&D expenses of approximately SEK 40 million in accordance with Swedish accounting rules. As always, sales and earnings are expected to vary substantially between the quarters. Biacore's previous outlook for the full-year 2003 was for sales to increase by approximately 10% and for earnings per share to increase by approximately 70%.

                                              January - March
                                            2003   2002  Change

Sales, SEK million                         106.5  141.3   -25%
Operating income, SEK million                4.1   29.6   -86%
Operating margin, %                            4     21
Income after financial items, SEK million    9.0   31.2   -71%
Diluted earnings per share, SEK             0.77   2.17   -65%

This interim report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Accordingly, investors and shareholders are urged not to place undue reliance on these statements.

Operational Review January - March 2003

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period in 2002.

In the first quarter of 2003, Biacore experienced a slowdown in demand for its SPR based systems as the uncertain global political and economic conditions resulting from the Iraq war led to prolonged purchasing decisions by its key customers, particularly pharmaceutical companies in the United States. The impact of this slowdown was further exacerbated by governments delaying the provision of funds to major research organizations such as the National Institutes of Health (NIH) in the United States. As a result of these adverse market conditions, Biacore's sales fell by 25% in the first quarter of 2003 to SEK 106.5 million (141.3). Excluding currency effects sales fell by 20%.

The first quarter of 2003 saw further growth in sales of the Company's new Biacore(r)S51. This system is being marketed for lead optimization and certain specific ADME applications, two of the key problem areas faced by the drug discovery industry today. In March, Biacore strengthened its product offering in the lead optimization area with the full commercial launch of its new cell-based assay system Procel(tm).

Biacore(r)3000, which is Biacore's most important product offering to academic customers in its core basic life science research market, saw sales fall due to lower demand from government funded research institutes. Biacore(r)3000 remains the Company's best-selling product and is a highly flexible system used to solve a wide range of biological research problems, especially in the field of functional proteomics. To further enhance the utility of Biacore(r)3000 in this field, Biacore has recently introduced a new automated functionality to the system which will enable it to work seamlessly with mass spectrometry (MS) systems.

Sales were divided geographically as follows:

                January-March
SEK million   2003  2002  Change

Americas      41.2  66.3   -38%
Europe        30.9  30.5     1%
Asia-Pacific  34.4  44.5   -23%

In the first quarter of 2003, sales in the Americas continued to be affected by a slowdown in orders from the pharmaceutical sector as well as funding delays to the NIH, the largest life science research and funding organization in the U.S. Sales in Europe of SEK 30.9 million (30.5) were maintained at similar levels to 2002. Sales were also lower in Asia-Pacific with revenues declining 23% to SEK 34.4 million (44.5), again as a result of delays in government research funding.

The 77% gross margin was lower than in prior periods due to the lower than anticipated sales.

Given the uncertain political and economic outlook, the Company has continued to keep a tight control of its operating costs. Total costs for marketing, administration and research and development decreased by 11% in the first quarter of 2003 to SEK 72.5 million (81.2). During this period, marketing and sales costs decreased by 10% to SEK 38.6 million (42.9), while administration costs fell by 4% to SEK 15.4 million (16.0).

R&D spending in the first quarter amounted to SEK 30.4 million (22.3). Of this amount, SEK 11.9 million (0.0) was capitalized.

Due to the lower than anticipated sales, operating income declined by 86% to SEK 4.1 million (29.6) despite tight control of costs. The operating margin in the first quarter was 4% (21). Currency differences during the period amounted to SEK -4.5 million (-6.2) in "Other income and expenses" and SEK -0.1 million (0.0) in "Financial items". The continued negative currency differences were due to the ongoing depreciation of the U.S. Dollar and the Japanese Yen against the Swedish Krona. Financial items also include a reversal of the write-down of shares in Diffchamb of SEK 2.7 million. During April 2003, the shares in Diffchamb were sold at a further gain of SEK 1.2 million.

The effective tax rate for the period was 18% (32) of income after financial items. The lower tax rate is due to a change in the geographical mix of income, one factor being the Swiss operations, and non-taxable reversal of the previously non-deductible write-down of shares in Diffchamb.

Net income for the first quarter of 2003 was SEK 7.5 million (21.5), giving diluted earnings per share of SEK 0.77 (2.17).

In the first quarter, cash flows from operating activities totaled SEK 26.0 million (34.9).

Capital Expenditures

During the first three months of 2003, capital expenditures totaled SEK 3.6 million (5.4).

Personnel

At the end of March 2003, Biacore had 334 (302) permanent employees.

Business Review

The first quarter of 2003 has seen Biacore experience a slowdown in the demand for its world leading surface plasmon resonance (SPR) technology, which is used for the real-time detection and monitoring of biomolecular binding interactions. This slowdown is in line with the trends seen by a number of other bio-analytical instrument suppliers over the last several months. In Biacore's opinion, this slowdown does not reflect an underlying change in the demand for its SPR technology but is the result of the great uncertainty, which was caused to the global political and economic environment by the Iraq conflict.

Looking ahead, Biacore is confident that its strong product offering and its well-balanced customer base, which spans the world's leading life science research institutes, leading companies in the pharmaceutical and biotechnology industries and major food manufacturers, will enable it to resume a pattern of attractive growth once the macro-environment stabilizes.

Academic Customers Focusing on Molecular Causes of Disease

In the last two years, Biacore's marketing activities have focused on the ability of its SPR technology based systems to help solve many of the important problems faced by academic scientists working on a better understanding of the molecular causes of disease.

Key areas where Biacore has focused its marketing include Cancer, Neuroscience and more recently Infectious Diseases.

In addition, Biacore has placed a great deal of effort in another research area of growing importance, Proteomics, where the Company is increasingly being recognized as a global leader. In the field of functional proteomics there are two areas where Biacore's SPR systems have clear competitive advantages namely ligand fishing and protein interactions. These areas are both crucial to developing a clear understanding of disease and for identifying drug-like structures that may prove the basis of potential drug candidates.

Bruker Daltonics Collaboration - New Approaches to Functional Proteomics

In order to further enhance its competitive position in the proteomics area, Biacore signed an important collaboration with the Nasdaq listed company Bruker Daltonics in 2001 which is designed to combine the power of the two companies' core technologies, SPR and mass spectrometry, respectively.

Together, the companies aim to commercialize the combined technique of SPR-MS in order to create an exciting comprehensive platform for functional proteomics studies, which will help researchers to:

- Generate functional information on proteins, receptors and ligands of interest,
- Isolate and purify these molecules, and
- Characterize and identify these proteins or other molecules.

Biacore has recently introduced a new module for Biacore(r)3000 which marks an important step forward in the integration of SPR-MS. This new module enhances the functionality of Biacore(r)3000 by allowing automated and increased capacity recovery functionality as well as direct MALDI target deposition for further analysis by a number of mass spectrometry systems.

This enhanced Biacore(r)3000 functionality has been tested as part of collaborations in this field with laboratories in a number of key organizations worldwide. These include Wyeth Pharmaceuticals Inc. (U.S.), Ludwig Institute for Cancer Research (Melbourne Branch, Australia), University of Southern Denmark, Odense University (Denmark) and the Integrated Proteomics System Project (Tokyo University of Agriculture and Technology, Japan).

Biacore is confident that the SPR-MS technology combination will provide researchers with a radical new approach to functional proteomics studies and will give both companies a strong competitive position in the rapidly growing proteomics market.

Biacore's Increasing Recognition as a Global Leader in Proteomics

In recent months, there have been a number of industry surveys, which have highlighted the significant potential of Biacore's SPR technology in the field of proteomics.

In a review of the proteomics sector entitled "The Quest for the Protein Chip" in The Economist (March 15, 2003), Biacore was identified as the clear global leader in protein interaction chips. This is a technology, which is expected to play a key role in capturing most of the important disease relevant information from proteomics studies. The future importance of the proteomics area was also reiterated in this article with leading industry commentators expecting protein microarrays (chips) to be 10 to 100 times more useful than gene chips in terms of the disease relevant data that they will be capable of generating.

Another study of the proteomics industry entitled "Dividing and Conquering The Proteome" (March 2003), which was carried out by Select Biosciences, again highlighted both the growth potential of the proteomics market and Biacore's world leading position in interaction chips. The study was clear about the competitive advantages of Biacore's interaction chips in important areas of the drug discovery and development process including target validation and lead optimization.

Developing High Quality Drug Candidates

In parallel to generating clearer insights into the causes of disease, Biacore's SPR technology based systems are being used by pharmaceutical and biotechnology companies to discover and develop better drugs for the treatment of a wide range of diseases.

Our Enhanced Lead Optimization Product Offering

Biacore(r)S51 - Sales Continue to Build

Biacore(r)S51, the first new Biacore system introduced specifically for the pharmaceutical and biotechnology industry, has continued to make progress. This new system addresses critical bottlenecks in the drug discovery process downstream of high throughput screening (HTS). Biacore(r)S51 is able to achieve this by providing more relevant biological information on compound activity, in a single assay, than any other technology available today.

Given the progress that has been made with Biacore(r)S51 since its launch, Biacore is confident that it will become a major contributor to its future sales growth. This confidence is also based on the growing appreciation of the product from the market as well as new customer-generated data highlighting the benefits of using Biacore(r)S51 along with new applications for Biacore(r)S51, based on the work of leading university research particularly in the area of structure activity relationships.

Procel(tm) - Introduced at Screentech

In March 2003, Biacore fully launched its new cell-based assay system, Procel(tm). This product is based on Biacore acquiring a license to proprietary fluorescent cell-based assay technology developed by the U.S. company Axiom Biotechnologies Inc.

Procel(tm), which was launched at the Screentech Conference in San Diego, is designed to complement Biacore(r)S51 and provide a highly competitive offering in the field of lead optimization. By using Procel(tm), researchers will have access to an easy-to-use cell-based fluorescent analytical system which has been designed to characterize compounds that interact with both G protein coupled receptors (GPCRs) and ion channels. These are two of the main classes of drug targets under evaluation today.

Initial market feedback on Procel's ability to carry out a number of important applications, which are crucial in the lead optimization process, has been positive.

Biacore is confident that the combination of Procel(tm) and Biacore(r)S51 will provide researchers with access to detailed information on the biological activity of potential drug candidates in a competitive timeframe and to a depth and quality superior to existing analytical instrumentation. The complementary nature of these two products is also expected to lead to synergies in the Company's sales and marketing efforts.

Biacore(r)3000 GxP Package - Accessing The Clinical Trials Market

In line with its strategy of developing new solutions which are tailored to the needs of its customers, Biacore has recently introduced a new GxP package to be used in conjunction with Biacore(r)3000. This new package has been designed to facilitate pharmaceutical companies' compliance with worldwide regulatory expectations and will complement Biacore(r)C, launched in 2001 for rapid concentration analysis in drug development, manufacturing quality control and in-process control applications.

A key application of the Biacore(r)3000 GxP Package will be in the clinical trials of the new wave of biological therapeutics, including antibodies, where this new product will be used to capture data such as the therapeutic product's immunogenicity.

SPR Array Technology - Meeting the Need for Higher Information Content

Biacore is determined to build on the strong SPR-based business that it has established over the last decade. In order to achieve this the Company is working on a number of important technological breakthroughs in SPR detection and micro-fluidics that form the basis for the development of its new SPR array system.

This system, which is planned to reach the market in 2004, will be able to deliver a significant improvement in the speed with which information on protein interactions can be generated. Delivering the same high sensitivity and data quality that the Company's customers currently enjoy and require, this new platform will enable Biacore's SPR technology to be used across an even broader range of applications in both basic life science research and drug discovery and development.

To commercialize its SPR array technology, Biacore has entered into two collaborations to develop specific applications and gain access to reagent expertize. These collaborations and relationships are enabling Biacore to develop the critical elements of the system's specification so that it meets the demands of its targeted end-users.

Valuable input from Millennium's scientists on applications and industry needs has enabled R&D efforts to focus on the array technology format that will meet the requirements of Biacore's major target customer groups for higher throughput SPR instrumentation. The agreed format will build on the fundamental advantages of Biacore's proprietary SPR and micro-fluidics technology, emphasizing sensitivity, data quality and high information content, combined with an increase in throughput that meets industry needs.

The SPR array system is designed for applications in the interaction proteomics and post-HTS small molecule characterization areas, where its sensitivity, increased throughput and high information content will complement Biacore's existing systems. Over time, the Company expects the SPR array system to have applications across the spectrum of drug discovery and development activities and be a valuable tool in many proteomics applications.

In order to address higher throughput proteomics applications, it is crucial to have access to the right reagents. To achieve this, Biacore signed a further complementary collaboration with the U.S. company BD Biosciences Pharmingen in July 2002. This collaboration provides access to targeted panels of antibodies and reagents for array applications.

Future Growth Prospects Remain Positive

Despite the slowdown seen in the first quarter of 2003, Biacore still believes that it is in a strong position to deliver above industry growth going forward. This confidence is based on:

- The continued growth which is expected from the Company's core life science research customers as a result of Biacore's SPR technology gaining even greater recognition in the field of functional proteomics,
- The anticipated success of the collaboration with Bruker Daltonics which will allow the commercialization of a system which delivers the powerful combination of SPR-MS for proteomics applications,
- The continued growth of the three new systems recently introduced to meet the specific needs of customers in the pharmaceutical and biotechnology industry, Biacore(r)S51 and Procel(tm) for "hit to lead"-selection, and Biacore(r)C for QC (quality control) applications,
- The significant commercial potential of the new products that are being developed based on Biacore's novel SPR array technology.

These opportunities allied to the strength of the overall Biacore organization should enable the Company to continue to deliver attractive returns to its shareholders over the next several years.

Pfizer - Pharmacia Merger

The merger between Pfizer Inc. and Pharmacia Corporation was effected as of April 16, 2003 and as a result Pfizer is now Biacore's largest shareholder.

Accounting Principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Statement No. 20 (RR 20), Interim Financial Reporting. As of 2003, a number of new standards from the Swedish Financial Accounting Standards Council have become effective. The adoption of these new standards has not affected the reported results of operations or financial position of the Company. In relation to the new standard RR25 Segment Reporting, Biacore has only one primary segment, Bio-analytical instrumentation.

Quarterly Sales Variations

Biacore's total sales during the period 2000-2002 were split between quarters as follows:

Quarter 1  23%     Quarter 3  22%
Quarter 2  23%     Quarter 4  32%

Dividend

In view of the continued strong cash flow, the Board recommends to today's Annual General Meeting that the Company begins to pay dividends to its shareholders. For the financial year 2002, the Board recommends a dividend payment of SEK 3.00 per share.

Outlook for the Full-Year 2003

Taking into consideration the general market conditions and particularly currency developments, Biacore's sales for the full-year 2003 are now expected to be approximately the same as last year. Earnings per share are forecast to increase by approximately 60% in 2003. Earnings per share will be positively affected by a considerable reduction of the tax rate compared with full-year 2002 and the capitalization of R&D expenses of approximately SEK 40 million in accordance with Swedish accounting rules. As always, sales and earnings are expected to vary substantially between the quarters. Biacore's previous outlook for the full-year 2003 was for sales to increase by approximately 10% and for earnings per share to increase by approximately 70%.

Uppsala, Sweden, May 8, 2003

Biacore International AB (publ)

Ulf Jonsson
President and Chief Executive Officer

This interim report has not been subject to examination by the Company's auditor.

Financial Information

During 2003, Biacore plans to release its interim reports as follows:

January - June          Friday, July 18
January - September     Wednesday, October 22

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange and Nasdaq in the U.S.

Biacore International AB (publ)
Company Reg. No. 556534-5211
Rapsgatan 7
SE-754 50 UPPSALA
Phone +46 18 67 57 00
Fax +46 18 15 01 10
E-mail: info(at)biacore.com
Website: www.biacore.com

Biacore Consolidated Income Statements

                                                January-March     Full year
SEK million                                  2003   2002  Change     2002

Sales                                       106.5  141.3   -25%     614.2
Cost of goods sold                          -24.3  -24.4     0%    -100.9
Marketing                                   -38.6  -42.9   -10%    -199.8
Administration                              -15.4  -16.0    -4%     -68.3
Research and development                    -18.5  -22.3   -17%    -104.4
Other income and expenses                    -4.6   -4.9              4.3
Amortization of goodwill                     -1.0   -1.2             -4.5
Operating income                              4.1   29.6   -86%     140.6
Financial items, net                          4.9    1.6            -20.4
Income after financial items                  9.0   31.2   -71%     120.2
Income taxes                                 -1.6  -10.1            -40.1
Minority interest                             0.1    0.4              0.7
Net income                                    7.5   21.5             80.8

Basic earnings per share, SEK                0.77   2.21             8.28
Diluted earnings per share, SEK              0.77   2.17             8.20
No. of shares, average, diluted, thousands  9,770  9,918            9,851

Net income                                    7.5   21.5             80.8
Currency translation differences             -4.4   -2.1            -15.3
Change in shareholders' equity                3.1   19.4             65.5

Quarterly Income Statements

                                               1Q     4Q     3Q     2Q     1Q
SEK million                                  2003   2002   2002   2002   2002

Sales                                       106.5  175.9  142.4  154.6  141.3
Cost of goods sold                          -24.3  -28.5  -22.9  -25.1  -24.4
Marketing                                   -38.6  -53.4  -47.9  -55.6  -42.9
Administration                              -15.4  -13.6  -19.2  -19.5  -16.0
Research and development                    -18.5  -26.3  -23.5  -32.3  -22.3
Other income and expenses                    -4.6   -4.5    2.5   11.2   -4.9
Amortization of goodwill                     -1.0   -1.1   -1.1   -1.1   -1.2
Operating income                              4.1   48.5   30.3   32.2   29.6
Financial items, net                          4.9    1.1  -10.4  -12.7    1.6
Income after financial items                  9.0   49.6   19.9   19.5   31.2
Income taxes                                 -1.6   -9.1   -8.7  -12.2  -10.1
Minority interest                             0.1    0.1    0.1    0.1    0.4
Net income                                    7.5   40.6   11.3    7.4   21.5

Basic earnings per share, SEK                0.77   4.16   1.16   0.75   2.21
Diluted earnings per share, SEK              0.77   4.15   1.16   0.75   2.17
No. of shares, average, diluted, thousands  9,770  9,786  9,750  9,896  9,918

Sales by region

                                               1Q     4Q     3Q     2Q     1Q
SEK million                                  2003   2002   2002   2002   2002

Americas                                     41.2   63.8   59.6   80.8   66.3
Europe                                       30.9   62.7   44.2   36.5   30.5
Asia-Pacific                                 34.4   49.4   38.6   37.3   44.5
Total sales                                 106.5  175.9  142.4  154.6  141.3

Biacore Consolidated Balance Sheets

                                                       March 31    Dec. 31
SEK million                                           2003   2002     2002

Intangible assets                                     92.7   81.9     84.8
Property, plant and equipment                        116.1  108.0    117.1
Long-term investments                                 10.6   36.6      7.9
Other long-term assets                                29.9   25.4     27.7
Other current assets                                 221.3  248.8    242.3
Liquid funds                                         361.7  250.3    351.6
Total assets                                         832.3  751.0    831.4

Shareholders' equity                                 637.8  588.6    634.7
Minority interest                                      0.7    1.1      0.9
Provisions                                            83.6   65.8     83.4
Liabilities                                          110.2   95.5    112.4
Total shareholders' equity and liabilities           832.3  751.0    831.4

Financial structure

Operating capital                                    305.9  324.7    327.4
Long-term investments                                 10.6   36.6      7.9
Net interest-bearing assets                          323.8  222.0    313.9
Net payable and deferred income tax liability         -1.8    6.4    -13.6
Minority interest                                     -0.7   -1.1     -0.9
Shareholders' equity                                 637.8  588.6    634.7

Biacore Consolidated Statements of Cash Flows

                                                    January-March  Full year
SEK million                                           2003   2002     2002

Net income                                             7.5   21.5     80.8
Less: Depreciation and amortization                    7.5    5.7     23.7
Less: Write-down of long-term investments (reversal)  -2.7      -     28.7
Change in working capital                             16.2    2.6     37.1
Other                                                 -2.5    5.1     -6.6
Cash flows from operating activities                  26.0   34.9    163.7

Acquisition of business, net of cash acquired            -      -      1.6
Purchase of intangible assets                        -12.0      -     -7.0
Purchase of property, plant and equipment             -3.6   -5.4    -31.7
Cash flows from investing activities                 -15.6   -5.4    -37.1

Change in financial liabilities                       -0.3      -      4.2
Cash flows from financing activities                  -0.3      -      4.2
Net change in liquid funds                            10.1   29.5    130.8

Key figures

Operating margin                                      3.8%   20.9%   22.9%
Return on operating capital                           5.2%   35.8%   42.4%
Return on equity                                      4.7%   14.9%   13.4%
Equity ratio                                           77%     78%     76%
Shareholders' equity per share, diluted, SEK         65.28   59.35   64.44
No. of shares, thousands                             9,750   9,750   9,750
No. of shares, end of period, diluted, thousands     9,770   9,917   9,849
No. of shares, average, diluted, thousands           9,770   9,918   9,851


ANNUAL GENERAL MEETING OF SHAREHOLDERS IN BIACORE INTERNATIONAL AB

Uppsala, Sweden, May 8, 2003.

Biacore International AB (publ) (Biacore) (Stockholmsborsen: BCOR; Nasdaq: BCOR) today announced that today's annual general meeting was attended by 30 shareholders, representing 56 percent of the total number of shares and votes in the company.

The meeting decided, in accordance with the board of directors' and the president's proposal, that the non-restricted equity in the parent company at the meeting's disposal, in total SEK 156,303,000, be used as follows:

Dividend to shareholders, SEK 3 per share       SEK  29,250,000
To be carried foreward as retained earnings     SEK 127,053,000
Total                                           SEK 156,303,000

The meeting reelected the board members Mr Lars-Goran Andren, Dr Gordon Edge, Mr Tom Erixon, Dr Ulf Jonsson, Mr Magnus Lundberg, Mr Donald R Parfet, Mr Mats Pettersson and Dr Marc Van Regenmortel. It was noted that the unions had nominated Mrs Anna Hansson and Mr Markku Hamalainen as their representatives on the board and Mr Hans Sjobom and Mrs Eva-Lotta Hedstrom as deputies.

The meeting decided to authorize the chairman of the board to call representatives of at least three of the Company's largest shareholders, who are not members of the Company's board, to be members of the nomination committee together with the chairman of the board until the next annual general meeting. The composition of the committee before the election of the Board in 2004 shall be announced in connection with the publication of the Company's interim report for the third quarter of 2003.

Furthermore, the meeting decided, in accordance with the board's proposal, on the issuance of debenture with subscription rights for new shares and approval of employee options, as part of a new incentive program. The decision involves mainly the following:

Biacore shall issue one debenture with a nominal value of SEK 1,000 with a total of 100,000 detachable subscription rights for new shares (warrants) in the Company. A wholly-owned subsidiary shall have the right to subscribe for the debenture. The price for the debenture shall be equivalent to its nominal value. Each subscription right gives the holder the right to subscribe for one share in Biacore during the period from 16 May, 2003, or the later date when the Patent and Registration Office has registered the issue, to 31 May, 2008. The subscription price shall be equivalent to 100 percent of the average last price paid for the Company's shares listed on Stockholmsborsen during the period 30 April, 2003 to 15 May, 2003.

The increase of the Company's share capital if all subscription rights are exercised corresponds to a dilution of app. 1 percent (app. 8.8 percent totally together with the incentive programs decided in 2000, 2001 and 2002) of the current share capital and number of votes.

The subsidiary shall utilize the subscription rights in order to secure obligations pursuant to issued employee options. The requisite number of subscription rights may also be utilized to cover certain costs that arise in connection with the exercise of the employee options.

The employee options shall be issued free of charge to employees within the Biacore group. The board will decide on the allotment in each individual case. No more than 10,000 options shall be issued to the CEO/president of Biacore International AB, no more than 5,000 options each to other senior management, no more than 2,000 options each to other key employees and no more than 500 options each to other employees. Board members elected by the general meeting of shareholders who are not employed by the Company shall not be allotted options.

Allotted employee options gradually give a right to acquire shares in Biacore. Payment shall be made with an amount corresponding to 100 per cent of the average last price paid for the Company's shares listed on Stockholmsborsen during the period 30 April, 2003, to 15 May, 2003. The employee options can be exercised up until 10 May, 2008.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has eight systems on the market, the most important of which are: Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds, Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS, and its recently introduced cell-based system for pharmacological profiling, Procel(tm). Biacore(r)C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2002 the Company had sales of SEK 614.2 million and an operating income of SEK 140.6 million.

Further information on Biacore can be found on the web: www.biacore.com.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer
Dated: June 5, 2003